UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

POINTER TELOCATION LTD.
(Exact name of registrant as specified in its charter)

ISRAEL	001-13138	N/A
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation or organization)	File Number)	Identification No.)

14 Hamelacha Street, Rosh Ha'ayin, Israel	48091
(Address of principal executive offices)	(Zip Code)

Yaniv Dorani, Chief Financial Officer
Telephone: + 972-3-572-3111
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2016.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

A copy of Pointer Telocation Ltd.’s Conflict Minerals Report is filed as Exhibit 1.01 hereto and is publicly available at http://www.pointer.com/about/corporate-governance/ as well as the SEC’s EDGAR database at www.sec.gov.

Item 1.02 Exhibits

Reference is made to Section 2, Item 2.01 of this Report.

Section 2 – Exhibits

Item 2.01 Exhibits

The following exhibit is filed as part of this report:

Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Pointer Telocation Ltd.

(Registrant)

/s/ Yaniv Dorani	May 30, 2017
By: Yaniv Dorani	(Date)
Title: Chief Financial Officer